Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before
equity in earnings of investees	$42,243	$55,308	$48,903	$42,255	$24,018
Distributions of earnings from equity investees	20,640	—	—	—	—
Fixed charges	28,048	16,831	16,892	12,057	7,351
Adjusted Earnings	$90,931	$72,139	$65,795	$54,312	$31,369

Fixed Charges:
Interest on indebtedness and amortization of deferred
finance costs and debt discounts	$28,048	$16,831	$16,892	$12,057	$7,351

Ratio of earnings to fixed charges	3.2x	4.3x	3.9x	4.5x	4.3x